FAN OWNED CLUB, INC

(A Delaware Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

FAN OWNED CLUB, INC

(A Delaware Corporation)

TABLE OF CONTENTS

GOLDSTEIN & LOGGIA, CPA'S, LLC
MANALAPAN, NJ 07726

Independent Accountants' Review Report

To The Board of Directors
FAN OWNED CLUB, INC.
Nashville, Tennessee

We have reviewed the accompanying financial statements of FAN OWNED CLUB, Inc. (formerly known as Time Advisors, Inc.) (Company) which comprise the Balance Sheets as of December 31, 2021 and 2020, and the related Statements of Operations, Statement of Shareholders' Equity, and Cash Flows for the two years ended December 31, 2021. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Fan Owned Club, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. See Note 10.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Goldstein & Loggia CPA's

Goldstein & Loggia CPA's, LLC
March 11, 2022

FAN OWNED CLUB, INC.
BALANCE SHEETS
As of December 31, 2021 and 2020
(See Accountant's Review Report) (Parent Only Financial Statements)

		2021		2020
ASSETS				
Current Assets				
Cash	$	30,432	$	6,681
Investment in and advances to Soccer Club		1,832,518		1,741,545
Deferred sydication costs		40,000		40,000
Intangible assets, net		120,443		148,900
Total assets	$	**2,023,393**	$	**1,937,126**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Credit cards	$	3,502	$	-
Amounts due for the purchase of the Soccer Club		444,960		444,960
Notes payable		112,000		-
Shareholder Loans		99,888		209,888
Total current Liabilities		660,350.00		654,848.00
Convertible notes		250,000.00		50,000.00
Shareholders' equity				
Common stock: $0.0001 Par Value; 110,000,000 Shares Authorized;				
2,294,500 Issued and Outstanding		230.00		230.00
Paid in Surplus		1,970,859		1,789,480
Retained Earnings (Deficit)		(818,046)		(557,432)
Less: cost of Treasury stock		(40,000)		-
Total Shareholders' Equity		1,113,043		1,232,278
Total liabilities and shareholders' equity	$	**2,023,393**	$	**1,937,126**

FAN OWNED CLUB, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2021 and 2020
(See Accountant's Review Report)   (Parent Only Financial Statements)

	2021	2020
Revenue		
	$ -	$ 11,112
Total revenue:	-	11,112
Cost of Goods Sold	14,468	6,685
Gross Profit	(14,468)	4,427
Operating expenses		
Advertising and marketing	78,946	25,087
Bank Charges	3,331	1,992
Consulting Fees/contractors	20,294	65,500
Office Supplies & Software	9,170	7,466
Insurance	4,635	9,080
Legal & Professional Fees	51,993	80,230
Other Business Expenses	-	2,500
Outside Services	-	125,593
Repair & Maintenance	-	6,224
Taxes and licenses	9,250	-
Travel	7,053	434
Miscellaneous	191	3,312
Total Operating Expenses:	184,863	327,418
Other (Income) expenses		
Interest expense	12,083	-
Amortization of intangible and other assets	28,457	28,457
Loss on Investment in soccer club	20,743	159,482
Total other (income) expenses	61,283	187,939
Net Loss	$ (260,614)	$ (510,930)

See accompanying notes to the financial statements

3

FAN OWNED CLUB, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2021 and 2020

(See Accountant's Review Report) (Parent Only Financial Statements)

Shareholders' equity	Common Stock Shares	Common Stock Par	Treasury Stock	Additional paid-in surplus	Retained earnings (Deficit)	Total
Balance January 1, 2020	$ 2,294,500	$ 230	$ -	$ 931,020	$ (46,502)	$ 884,748
Additional paid in surplus	-		-	858,460	-	858,460
Net Loss	-		-	-	(510,930)	(510,930)
Balance, December 31, 2020	$ 2,294,500	**$ 230**	$ -	**$ 1,789,480**	**$ (557,432)**	**$ 1,232,278**
Additional paid in surplus	-	-	-	186,329	-	186,329
Distribution	-		-	(4,950)	-	(4,950)
Purchase of Treasury Stock	-		(40,000)	-	-	(40,000)
Net Loss	-		-	-	(260,614)	(260,614)
Balance, December 31, 2020	**$ 2,294,500**	**$ 230**	**$ (40,000)**	**$ 1,970,859**	**$ (818,046)**	**$ 1,113,043**

See accompanying notes to the financial statements

FAN OWNED CLUB, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020
(See Accountant's Review Report) (Parent Only Financial Statements)

	2021	2020
Cash Flow From Operating Activities:		
Net loss	$ (260,614)	$ (510,930)
Adjustments to reconcile net income to cash provided by operating activities:		
Amortization of intangibles	28,457	28,457
Changes in operating assets and liabilities		
Increase/ (decrease) in operating liabilities	114,602	-
Net cash utilized in operating activities	(117,555)	(482,473)
Cash Flows from Investing Activities		
Investmennt in and advances to Soccer Club	(90,973)	(421,763)
Investment in Intangible assets		
Investment in Deferred syndication costs		
Net cash utilized in investing activities	(208,528)	(904,236)
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes	200,000	
Proceeds from the issuance of Shareholder loans	(110,000)	41,887
Amounts due for the Investment in Soccer Club		
Paid in Surplus	182,279	858,460
Purchase of Treasury Stock	(40,000)	
Net cash provided by financing activities	232,279	900,347
Net increase/(decrease) in cash and cash equivalents	**23,751**	**(3,889)**
Cash and cash equivalents, beginning of year	6,681	10,570
Cash and cash equivalents, end of year	**$ 30,432**	**$ 6,681**

NOTE 1 – NATURE OF OPERATIONS

Fan Owned Club, Inc. (the "Company") was incorporated on March 6, 2019, as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company's year end is December 31.

The Company is formed to enable United States soccer fans to purchase a minority ownership interest in a European professional soccer club. The Company will provide investors with unique insider access to the management and operations of a professional team including opportunities to interact with front office staff, coaches and players, as well as the chance to benefit financially from the future successes of the club.

Since March 6, 2019, the Company has relied upon its shareholders for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated no profit and has losses aggregating $793,596. These matters do raise concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to raise additional capital through Reg CF and/or Reg. D offerings. Therefore, the Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Method of Accounting for Investment

The Company uses the equity method of accounting for investments in entities in which it has a significant influence on management decisions or a controlling interest. Under the equity method of accounting, an investment in the common stock shall be shown in the balance sheet of the Company as a single amount. The Company's proportional share of the investee's income/(loss) is adjusted, increasing the asset for income and decreasing the asset for a loss. Also, the Company's share of earnings or losses from the investment is included in the Statement of Operations as a single amount.

Deferred Syndication Expenses

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, *Other Assets and Deferred Costs*, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company defers applicable syndication expenses based on this criteria. The Company will write off all deferred syndication expenses if a securities offering is aborted. As of December 31, 2021 and 2020 deferred syndication costs were $40,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $30,432 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables, net will be recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable, do not bear interest under normal trade terms.

The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020 the Company has no accounts receivable.

Property, Equipment and Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is charged to income using the straight line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have developed that warrants revision of the estimated benefit period. At December 31, 2021, management believes that no impairment of the property and equipment exists.

Intangible Assets

Trademarks are amortized on a straight-line basis over their useful life.

Patents are amortized on a straight-line basis over the lives of the patent (twenty years or less), commencing when the patent is approved and placed in service.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a corporation for federal and state income tax purposes. During the two years ended December 31, 2021, the Company sustained losses. Accordingly, the financial statements reflect no provision for federal and state income taxes for the each of the two years ended December 31, 2021.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended ("ASC 606"), using the modified retrospective method applied to contracts which were not completed as of that date. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily from the following types of contracts:

.

- Services: Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2021and 2020, the Company had $0 and $13,333 respectively related to contract liabilities where performance obligations have not yet been satisfied, which has been included within deferred revenue on the consolidated balance sheets.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Advertising expenses

The Company expenses advertising costs as they are incurred. Such costs approximated $4,510 and $ 0 for the years ended December 31, 2021 and 2020, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Recent Accounting Pronouncements (continued)

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLE ASSETS

As of December 31, 2021, the Intangible Assets, net of accumulated amortization of $77,557, included in the Statement of Operations is as follows:

Trademarks, logos and graphic design	$ 50,000*
Development of e-Commerce store	$100,000*
Development of website	$ 45,000**
Loan Origination fee	$ 3,000
Total	**$198,000**

* **Paid for by the issuance of common stock of the Company**
** **Paid for in cash and common stock of the Company**

NOTE 4 – CONVERTIBLE NOTES PAYABLE

In the year ended December 31, 2021, the Company issued convertible notes with a principal of $20,000 for cash. The notes issued during the year ended 2021 have a maturity date of December 1, 2021, bear interest at the rate of 20% , paid in common shares of the Company on December 1, 2021 valued at $1.00 per common share or a total of 10,000 shares of common stock and upon notice to the Company, the investor is entitled to convert all or any portions of the Note to a cash investment in the Company common share at the rate of $1.00 per common share.

The notes are classified as debt in accordance with ASC 480.

NOTE 5 – RELATED PARTY TRANSACTIONS

Treasury stock resulting from Purchase of Shareholder Common Stock:

In connection with the May 25, 2021, Agreement and Release, and a Separation Agreement, dated November 4, 2020, which governed the separation of a Shareholder from the Company, the separated Shareholder is willing to convey to the Company 350,000 shares of the Company's common stock in exchange for $15,000 in cash and the forgiveness of a promissory note in the amount of $25,000 which is owed to a related entity owned by the Company CEO.

Shareholder Loans:

As of December 31, 2021, certain of the Company's shareholders loaned the Company $109,888. The shareholder loans do not bear interest and will be paid off from the proceeds of the offering of common stock in the Company.

Related Party Capital Contribution and common shares issued:

As of December 31, 2019, an officer and Founder of the Company invested an additional $30,000 for the purchase of thirty thousand (30,000) shares of Common Stock.

The Founders of the Company were issued 1,050,000 shares of common stock for organizing the Company.

NOTE 5 – RELATED PARTY TRANSACTIONS (continued)

Related Party Capital Contribution and common shares issued (continued)

The Company also, issued 895,000 common shares to certain persons, including persons directly related to the investment in the Soccer Club that was purchased. (See also Note 12, below)

NOTE 6 - COMMON STOCK

Whereas, the Shareholders' equity was comprised of two classes of common stock; Voting Common Stock and Common Stock more fully described below, due to the amended and restated Articles of Incorporation as of December 31, 2019 only one class of common stock now exists.

Voting Common Stock:
Voting Common Stock has a par value of $0.0001, has 110,000,000 shares authorized and 2,294,500 issued and outstanding as of December 31, 2019. Each shareholder shall have one vote for each share held by such shareholder.

Subsequent to December 31, 2019, and through to the date of the Accountant's Review Report, 331,668 shares of Common Stock have been issued.

NOTE 7- INCOME TAXES

The Company has filed its income tax returns for the three years ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 8 - RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization had declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations March 6, 2019. For the period from inception through December 31, 2021, the Company has incurred losses. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from January 1, 2022 through March 15, 2022, the date the financial statements were available to be issued, and there were no events to report.

NOTE 12 – PURCHASE OF 49.9% INTEREST IN AUSTRIAN SOCCER ASSOCIATION

Pursuant to an Investment Framework Agreement, dated December 19, 2019 (Agreement), the Company purchased a 49.9% interest (the maximum allowed by the Österreichischer Fußball-Bund (ÖFB)), in Fussballclub Pinzgau Saalfelden, an association which is the sole shareholder of FC Pinzgau Saalfelden Gmbh, a limited liability company (Club) incorporated in Austria, April 13, 2018, to exploit the business of the Football Club. The purchase price of the 49.9% interest was EUR 434,750, (USD: $483,616*).

The Agreement provides that the seller of the 49.9% interest, shall increase its capital from EUR 35,000 to EUR 69,750, and that the Company shall be solely entitled to subscribe for such newly issued shares of capital upon the payment of the purchase price of EUR 434,750. The Football Club means collectively, the players, coaches and staff members who are taking part in the regular championship performance in any football league.

The Club has a lease for the use of a stadium which expires June 30, 2020, subject to renewal until a new lease is executed. Based upon management, the revised lease terms will include the following (in US $); term 25 years, annual rent $11,125, Price per ticket, $1.1124 and rent not to exceed $22,250.

The purchase price for the acquisition of the Club is as follows:

Payment made by December 31, 2019	EUR 34,750	(USD 38,656*)
Within sixty days after the Company commenced Selling the shares offered herein	EUR 200,000	(USD; $222,480*)
December 31, 2020	EUR 200,000	(USD; $222,480*)

• ***Based upon a conversion rate as of December 19, 2019 of USD $ 1.1124: EUR***

FAN OWNED CLUB, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 12 – PURCHASE OF 49.9% INTEREST IN AUSTRIAN SOCCER ASSOCIATION (continued)

The Company accounts for the purchase of its 49.9% interest in the Soccer Association on the equity method of accounting. The Investment in and advances to Soccer Club, as of December 31, 2019 is as follows:

Purchase price of 49.9% interest from Sellers	$ 484,715
Legal and other direct costs	$ 39,351
Common shares issued to Sellers	$ 895,000
Advances made to Soccer Club	$ 213,966
Total	**$ 1,319,782**

Conversion rate as of December 31, 2021 and 2020: USD 1.1324 and USD 1.22824 respectively.

The management prepared, unaudited balance sheet financial highlights of FC Pinzgau Saalfelden Gmbh (the Club) as of December 31, 2021 and 2020 and the unaudited financial highlights of the Statements of Operations, and for the years ended December 31, 2021 and 2020, are presented in US Dollars using the above conversion rate. The above stated financial statements are as follows:

FC PINZGAU SAALFELDEN GMBH
Balance Sheets – Highlights
(Unaudited)

	2021 (i)	2020 (ii)
Assets		
Capital assets, net	$ 133,133	$ 146,415
Current assets	$ 5,473	$ 13,423
Receivables and other assets	$ 469,770	$ 509,111
Total	**$608,376**	**$ 668,949**
Liabilities and Member Equity (Deficiency)		
Notes payable, banks	$1,216,053	$942,512
Liabilities, other	$ 50,958	$ 0
Member equity:		
Capital	$ 494,859	$537,969
Deficit	($ 1,153494)	($811,532)
Total	**$608,376**	**$ 668,949**

FC Pinzgau Saalfelden Gmbh
Statement of Operations – Highlights
(Unaudited)

	2021 (iii)	2020 (iv)
Revenues	$203,692	$ 233,615
Operating expenses	$245,262	$ 552,644
Net loss	**$ 41,570**	**$ 319,029**

(i) As of December 31, 2021
(ii) As of December 31, 2020
(iii) For the 12 months ended December 31, 2021
(iv) For the 12 months ended December 31, 2020

Management's Evaluation

Management has evaluated subsequent events through February 28, 2022 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.